SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	2025
Commission File Number	001-39298

Sprott Inc.
(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion & Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2025
99.2	Chief Executive Officer Certification of Interim Filings, dated May 7, 2025
99.3	Chief Financial Officer Certification of Interim Filings, dated May 7, 2025
99.4	Press Release dated May 7, 2025

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 7, 2020 (File No. 333-242456).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)
Date:	May 7, 2025	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Senior Managing Partner and Chief Financial Officer

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